EXHIBIT 99.1
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                                                          [GRAPHIC OMITTED]
                                                     [LOGO - ARC ENERGY TRUST]

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N E W S   R E L E A S E
FOR IMMEDIATE RELEASE
March 1, 2007
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              ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE
       MARCH 2007 INCREASE TO THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, MARCH 1, 2007 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 2.04889 TO 2.06763. Such increase will be effective on March 15, 2007.

The following are the details on the calculation of the exchange ratio:

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Exchange
                               Opening      ARC Energy       10 day weighted      Increase in      Effective date       ratio as
Record date of ARC Energy     exchange        Trust          average trading       exchange            of the              of
    Trust distribution          ratio      distribution      price of AET.UN       ratio **         increase in         effective
                                             per unit     (prior to the end of                     exchange ratio         date
                                                               the month)
----------------------------------------------------------------------------------------------------------------------------------
    February 28, 2007          2.04889        $0.20              21.8628            0.01874        March 15, 2007       2.06763
----------------------------------------------------------------------------------------------------------------------------------

** The increase in the exchange ratio is calculated by dividing the ARC Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.

A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.



ARC ENERGY TRUST


John P. Dielwart,
President and Chief Executive Officer


For further information about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
           Telephone: (403) 503-8600               Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
             Suite 2100, 440 - 2nd Avenue S.W.,Calgary, AB T2P 5E9